UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Autohome Inc.

(Name of Issuer)

Class A ordinary shares, par value US$0.01 per share

(Title of Class of Securities)

05278C107**

(CUSIP Number)

18/F, No.1333 Lujiazui Ring Road, PuDong,

Shanghai, China, 200120

Attention: Yiming Zhao

Phone: +86-21-38634118

Facsimile: +86-21-33827052

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 22, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each of which represents one Class A ordinary share.  No CUSIP has been assigned to the Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05278C107
1.	Names of Reporting Persons. Yun Chen Capital Cayman
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,403,508 Class A ordinary shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 54,403,508 Class A ordinary shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,403,508 Class A ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 47.4%[1]
14.	Type of Reporting Person (See Instructions) CO

1                                 The calculation is based on the aggregate of 114,662,300 Class A ordinary shares, par value US$0.01 per share (the “Class A Shares”) outstanding as of June 22, 2016.

CUSIP No. 05278C107
1.	Names of Reporting Persons. Ping An Insurance (Group) Company of China, Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 54,403,508 Class A ordinary shares
	8.	Shared Voting Power
	9.	Sole Dispositive Power 54,403,508 Class A ordinary shares
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 54,403,508 Class A ordinary shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 47.4%[2]
14.	Type of Reporting Person (See Instructions) CO

2                                 The calculation is based on the aggregate of 114,662,300 Class A Shares outstanding as of June 22, 2016.

Item 1.                                      Security and Issuer.

This statement relates to Class A Shares issued by Autohome Inc. (the “Issuer”).  The address of the Issuer’s principal executive office is 10th Floor, Tower B, CEC Plaza, 3 Dan Ling Street, Haidian District, Beijing 100080, People’s Republic of China.

Item 2.                                      Identity and Background.

(a) This statement is being filed on behalf of each of (each a “Reporting Person” or collectively, “Reporting Persons”): (i) Yun Chen Capital Cayman, a company organized under the laws of the Cayman Islands (“Yun Chen Capital”) and (ii) Ping An Insurance (Group) Company of China, Ltd., a company organized under the laws of the People’s Republic of China (“Ping An”).

(b) The principal business address of the Reporting Persons is: Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.

(c) Yun Chen Capital is a special purchase vehicle and a subsidiary of Ping An.  Ping An is a personal financial services group with three core businesses of insurance, banking and investment and whose ordinary shares are listed on the Hong Kong Stock Exchange and the Shanghai Stock Exchange.

In accordance with the provisions of General Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the “Act”), information concerning each executive officer and director of each Reporting Person required by Item 2 of Schedule 13D is set forth in Schedule A attached to this Statement and is incorporated by reference herein.

(d) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons or any of the persons named in Schedule A hereto was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) See paragraph (a) above for the citizenship of the Reporting Persons.

Item 3.                                      Source and Amount of Funds or Other Consideration.

The Reporting Persons are filing this Statement to report the acquisition by Yun Chen Capital of 54,403,508 Class A Shares for an aggregate purchase price of US$1,607,623,661.40, or US$29.55 per Class A Share (the “Transaction”), pursuant to a share purchase agreement dated as of April 15, 2016 (the “Share Purchase Agreement”) by and between Yun Chen Capital and Telstra Holdings Pty Limited, a company incorporated under the laws of the Commonwealth of Australia (the “Selling Shareholder”).  The closing of the Transaction (the “Closing”) occurred on June 22, 2016.  The purchase price was funded from general funds available to the Reporting Persons.

References to and descriptions of the Share Purchase Agreement are qualified in their entirety by reference to the Share Purchase Agreement filed as Exhibit 2 to this Statement, which is incorporated by reference in its entirety in this Item 3.

Item 4.                                      Purpose of Transaction.

The Reporting Persons purchased the Class A Shares from the Selling Shareholder primarily for long-term investment purposes and intend to review their investment in the Issuer on a continuing basis.  Depending on various factors, including but not limited to the Issuer’s financial position and strategic direction, price levels of the Class A Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including changing their current intentions, with respect to any or all matters required to be disclosed in this Schedule 13D.  Without limiting the foregoing, and subject to the terms of the Share Purchase Agreement and the Shareholders Agreement (as defined below), the Reporting Persons may, from time to time, acquire or cause affiliates to acquire additional Class A Shares, dispose of some or all of their Class A Shares or continue to hold Class A Shares (or any combination or derivative thereof).

In addition, without limitation, and subject to the terms of the Shareholders Agreement, the Reporting Persons may engage in discussions with management, the board of directors, shareholders of the Issuer and other relevant parties or take other actions through their representatives on the board of directors or otherwise, concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Pursuant to the Share Purchase Agreement, in connection with the Closing, the Selling Shareholder agreed to cause four designees of Yun Chen Capital to be appointed to the board of directors of the Issuer (the “Board”) to replace four designees of the Selling Shareholder to the Board.  As announced by the Company on May 31, 2016, the size of the Board was increased from ten directors to 11 directors.  As a result of the increase in the size of the Board, the Selling Shareholder agreed to cause five designees of Yun Chen Capital to be appointed to the Board to replace five designees of the Selling Shareholder to the Board in connection with the Closing.  Effective as of June 20, 2016, Mr. Tim Chen, Mr. Andrew Penn, Mr. Han Willem Kotterman, Mr. Ruey-Bin Kao and Mr. Ajinkya Mukhopadhyay resigned from the Board and Mr. Min Lu, Mr. Dong Liu, Mr. Guo Ping Wang, Ms. Han Qiu and Mr. Yong Sun were appointed as new directors on the Board.  Pursuant to the shareholders agreement entered into by and between Yun Chen Capital and the Selling Shareholder (the “Shareholders Agreement”) in connection with the Closing, each of Yun Chen Capital and the Selling Shareholder agreed to take all actions available to it in its capacity as a shareholder of the Issuer that are necessary to maintain the following representations on the Board: (i) five directors who have been nominated by Yun Chen Capital, until Yun Chen Capital together with its permitted transferees (collectively, the “Ping An Shareholder Group”) own fewer than 49,457,735 of the issued and outstanding shares of all classes of the share capital of the Company (the “Shares”); (ii) four directors who have been nominated by Yun Chen Capital, until the Ping An Shareholder Group owns fewer than 37,093,301 issued and outstanding Shares; (iii) three directors who have been nominated by Yun Chen Capital, until the Ping An Shareholder Group owns fewer than 24,728,867 issued and outstanding Shares; (iv) two directors who have been nominated by Yun Chen Capital, until the Ping An Shareholder Group owns fewer than 12,364,434 issued and outstanding Shares; (v) one director who has been nominated by Yun Chen Capital, until the Ping An Shareholder Group owns fewer than 6,182,217 issued and outstanding Shares; and (vi) one director who has been nominated by the Selling Shareholder, until the Selling Shareholder and its permitted transferees owns fewer than 6,182,217 issued and outstanding Shares.  Each of Yun Chen Capital and the Selling Shareholder also agreed to refrain from supporting resolutions and actions by written consent of the Board that propose to increase the size of the Board to more than 11 directors.  As directors of the Issuer, each of the designees of Yun Chen Capital to the Board may have influence over the corporate activities of the Issuer, including activities which may relate to transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

In addition, under the Shareholders Agreement, so long as the number of Shares owned by the Ping An Shareholder Group represents 25% or more of the total number of issued and outstanding Shares on a fully diluted basis and the Ping An Shareholder Group is the largest shareholder of the Issuer, each of Yun Chen Capital and the Selling Shareholder agreed to support resolutions and actions by written consent of the Board that maintain or appoint to the position of chairman of the Board a director designated by Yun Chen Capital.  Pursuant to the Shareholders Agreement, Mr. Min Lu was appointed as chairman of the Board on June 25, 2016.

Furthermore, on June 25, 2016, Mr. Min Lu was appointed to replace Mr. James Zhi Qin as chief executive officer of the Company, Mr. Jiun Lang Wang was appointed to replace Mr. Nicholas Yik Kay Chong as chief financial officer of the Company and Mr. Yan Kang was appointed as president of the Company.

References to and descriptions of the Share Purchase Agreement and Shareholders Agreement are qualified in their entirety by reference to the Share Purchase Agreement filed as Exhibit 2 to this Statement and the Shareholders Agreement filed as Exhibit 3 to this Statement, respectively, which are incorporated in its entirety by reference in this Item 4.

Other than as set forth in this Statement, none of the Reporting Persons has any present plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D of the Act.  Subject to applicable law and the restrictions set forth in the Shareholders Agreement, the Reporting Persons reserve the right to change their intentions and to develop plans or proposals that could relate to or result in any of the types of transactions described in such subparagraphs.

Item 5.                                      Interest in Securities of the Issuer.

(a) See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Shares that are beneficially owned by each Reporting Person as of June 22, 2016.

As a result of the transactions described in this Statement, the Reporting Persons may be deemed to be members of a “group” within the meaning of Section 13(d)(3) of the Act with the Selling Shareholder with respect to the matters described in Item 4 of this Statement.  Each Reporting Person hereby expressly disclaims beneficial ownership of Shares legally or beneficially owned by the Selling Shareholder and expressly disclaims membership in a “group” within the meaning of Section 13(d)(3) of the Act with the Selling Shareholder.

(b) See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Shares that are beneficially owned by each Reporting Person as of June 22, 2016 as to which there is sole or shared power to vote or direct the vote, and sole or shared power to dispose or direct the disposition.

(c) Except as described in this Statement, to the best knowledge of the Reporting Persons, no transactions in any of the Shares have been effected by any Reporting Person or any other person named in response to Item 2 above during the past sixty days preceding the filing of this Statement.

(d) No other person is known by the Reporting Persons to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by the Reporting Persons or ADSs representing such Shares.

(e) Not applicable.

Item 6.                                      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 of this Statement is incorporated by reference in this Item 6.

Pursuant to the Share Purchase Agreement, subject to certain exceptions, Yun Chen Capital and each of its affiliates, during the period commencing on the date of the Share Purchase Agreement and expiring 18 months after the Closing, agree not to offer, sell, contract to sell, transfer, assign or otherwise dispose of any Shares they or their respective affiliates directly hold in the Issuer.  In addition, subject to certain exceptions, Yun Chen Capital and each of its affiliates, during the period commencing on the date of the Share Purchase Agreement and expiring 60 days after the Closing, agree not to, directly or indirectly, offer, sell, transfer, assign, or otherwise dispose of any shares of Yun Chen Capital or any beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Act) in any shares that Yun Chen Capital holds in the Issuer or enter into a contract to do the foregoing.  The Selling Shareholder and each of its affiliates, subject to certain exceptions, also shall not, during the period commencing on the date of the Share Purchase Agreement and expiring six months after the Closing, offer, sell, contract to sell, transfer, assign or otherwise dispose of any shares it or its affiliates directly hold in the Issuer.

Pursuant to the Shareholders Agreement, each of Yun Chen Capital and the Selling Shareholder agree to take all actions available to it in its capacity as a shareholder of the Issuer that are necessary to maintain the following representations on the Board: (i) five directors who have been nominated by Yun Chen Capital, until the Ping An Shareholder Group owns fewer than 49,457,735 of the issued and outstanding Shares; (ii) four directors who have been nominated by Yun Chen Capital, until the Ping An Shareholder Group owns fewer than 37,093,301 issued and outstanding Shares; (iii) three directors who have been nominated by Yun Chen Capital, until the Ping An Shareholder Group owns fewer than 24,728,867 issued and outstanding Shares; (iv) two directors who have been nominated by Yun Chen Capital, until the Ping An Shareholder Group owns fewer than 12,364,434 issued and outstanding Shares; (v) one director who has been nominated by Yun Chen Capital, until the Ping An Shareholder Group owns fewer than 6,182,217 issued and outstanding Shares; and (vi) one director who has been nominated by the Selling Shareholder, until the Selling Shareholder and its permitted transferees owns fewer than 6,182,217 issued and outstanding Shares.  In addition, so long as the number of Shares owned by the Ping An Shareholder Group represents 25% or more of the total number of issued and outstanding Shares on a fully diluted basis and the Ping An Shareholder Group is the largest shareholder of the Issuer, each of Yun Chen Capital and the Selling Shareholder also agree to support resolutions and actions by written consent of the Board that maintain or appoint to the position of chairman of the Board a director designated by Yun Chen Capital.  Each of Yun Chen Capital and the Selling Shareholder also agree to refrain from supporting resolutions and actions by written consent of the Board that propose to increase the size of the Board to more than 11 directors.

Subject to certain exceptions, pursuant to the Shareholders Agreement, Yun Chen Capital, for a period of six months after the date of the Shareholders Agreement, unless the Selling Shareholder otherwise so approves in writing in advance, agrees to not, and shall cause its affiliates and its and its affiliates’ representatives, when such representatives are acting on behalf of Yun Chen Capital or its affiliates, not to (and Yun Chen Capital and its affiliates and its and its affiliates’ representatives, when such representatives are acting on behalf of Yun Chen Capital or its affiliates, will not assist or form a group within the meaning of Section 13(d)(3) of the Act, in concert or participate with or encourage other persons to), directly or indirectly, acquire or offer to acquire, seek, propose or agree to acquire, by means of a purchase, tender or exchange offer, business combination or in any other manner, beneficial ownership (within the meaning of Section 13(d)(1) of the Act), of any option, warrant, convertible security or other equity security of the Issuer other than any Shares purchased by Yun Chen Capital pursuant to the Share Purchase Agreement.

Pursuant to the Shareholders Agreement, so long as the Ping An Shareholder Group owns 25% or more of the issued and outstanding shares on a fully diluted basis of the Issuer, subject to certain exceptions and procedural requirements, Yun Chen Capital has a right of first refusal to purchase all of the Shares that the Selling Shareholder may propose to sell to a person that is not Yun Chen Capital or its affiliate, on terms no less favorable to the Selling Shareholder than those reflected in the notice of the proposed sale.

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 of this Statement, and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                      Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement, dated July 5, 2016, by and between Yun Chen Capital Cayman and Ping An Insurance (Group) Company of China, Ltd.

2	Share Purchase Agreement, dated April 15, 2016, by and between Yun Chen Capital Cayman and Telstra Holdings Pty Limited.

3	Shareholders Agreement, dated June 21, 2016, by and between Yun Chen Capital Cayman and Telstra Holdings Pty Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 5, 2016

Yun Chen Capital Cayman

	By:	/s/ Dong Liu
	Name:	Dong Liu
	Title:	Director

Ping An Insurance (Group) Company of China, Ltd.

	By:	/s/ Huichuan Ren
	Name:	Huichuan Ren
	Title:	Executive Director & General Manager

SCHEDULE A

YUN CHEN CAPITAL CAYMAN

The name and present principal occupation or employment of the directors and executive officers of Yun Chen Capital Cayman are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Dong LIU	Director	PRC

PING AN INSURANCE (GROUP) COMPANY OF CHINA, LTD.

The name and present principal occupation or employment of the directors and executive officers of Ping An Insurance (Group) Company of China, Ltd. are set forth below. Unless otherwise indicated below, the current business address of each director and executive officer is Ping An Finance Building, No. 1333 Lujiazui Loop, Pudong District, Shanghai 200120, People’s Republic of China.

Name	Present Principal Occupation or Employment	Citizenship
Mingzhe MA	Chairman and Chief Executive Officer	PRC
Jianyi SUN	Vice Chairman and Executive Vice President	PRC
Huichuan REN	Executive Director and President	PRC
Jason Bo YAO	Executive Director, Executive Vice President, Chief Financial Officer and Chief Actuary	PRC
Yuansiong LEE	Executive Director, Executive Vice President and Chief Insurance Business Officer	Singapore
Fangfang CAI	Executive Director	PRC
Lijun LIN	Non-Executive Director	PRC
Soopakij CHEARAVANONT	Non-Executive Director	Thailand
Xiaoping YANG	Non-Executive Director	HK
Peijin XIONG	Non-Executive Director	PRC
Chong LIU	Non-Executive Director	PRC
Jackson Ka Biu WOO	Independent Non-Executive Director	UK
Stephen Thomas MELDRUM	Independent Non-Executive Director	UK
Dicky Peter YIP	Independent Non-Executive Director	HK
Sai Hung WONG	Independent Non-Executive Director	HK
Dongdong SUN	Independent Non-Executive Director	PRC
Ming GE	Independent Non-Executive Director	PRC